Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2023 Second Quarter Results

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Second quarter operating income of $192.4 million compares to $391.0 million the same quarter last year, reflecting reduced freight volumes and non-recurring costs, including $60.6 million reduction in gains on sale of real estate, $5.8 million of IT systems and related transition expenses in U.S. LTL, $5.3 million unfavorable variance in the MTM of DSUs, $6.1 million unfavorable currency translation impact1 relative to the same period last year and $23.0 million from the divestiture of CFI.
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Second quarter net income of $128.2 million compared to $276.8 million in Q2 2022, while adjusted net income1 of $138.9 million compared to $241.1 million as a result of the items described above.
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Second quarter diluted earnings per share (diluted “EPS”) of $1.47 compared to $3.00 in Q2 2022, while adjusted diluted EPS1 of $1.59 compared to $2.61.
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Second quarter net cash from operating activities of $200.4 million compares to $247.8 million in Q2 2022 and free cash flow1 of $138.1 million compares to $309.6 million in Q2 2022.
•
The Board of Directors approved a $0.35 quarterly dividend, an increase of 30%

Montreal, Quebec, July 31, 2023 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the second quarter ended June 30, 2023. All amounts are shown in U.S. dollars.

“Despite a difficult freight market and reduced volumes industrywide, our results reflect the quality of our operations and our team’s skill in responding to rapidly changing market conditions. We produced solid operating ratios across all our business segments while again generating more than $200 million in net cash from operating activities” said Alain Bédard, Chairman, President and Chief Executive Officer. “During challenging times for our industry, TFI International’s relentless focus on our longstanding operating principles, our business line diversity and niche positioning, and our ongoing progress on multiple self-help initiatives are what differentiates our performance and future potential. TFI’s strong financial foundation and focus on profitability and cash flow is allowing us to remain strategic in our allocation of capital, remaining active in M&A including seven completed acquisitions year to date, while also returning capital to shareholders through both our dividend, with our Board approving a 30% increase over the past year, and our opportunistic share repurchases. I wish to thank the talented men and women of TFI for their hard work in our continual quest to create shareholder value.”

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Earnings Press Release

SECOND QUARTER RESULTS

Financial highlights	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share data)	2023	2022	2023	2022
Total revenue	1,791.3	2,422.3	3,641.4	4,613.8
Revenue before fuel surcharge	1,549.5	1,989.5	3,109.9	3,883.3
Adjusted EBITDA[1]	300.3	441.9	564.5	771.9
Operating income	192.4	391.0	358.8	610.7
Net cash from operating activities	200.4	247.8	432.5	385.5
Net income	128.2	276.8	240.2	424.5
EPS-diluted($)	1.47	3.00	2.74	4.56
Adjusted net income[1]	138.9	241.1	255.4	398.7
Adjusted EPS - diluted[1] ($)	1.59	2.61	2.92	4.28
Weighted average number of shares ('000s)	86,135	90,647	86,357	91,304
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

Total revenue of $1.79 billion compared to $2.42 billion in the prior year period and revenue before fuel surcharge of $1.55 billion compared to $1.99 billion in the prior year period. The decline is primarily due to a reduction in volumes driven by weaker end market demand, and the sale of CFI’s Truckload, Temp Control and Mexican non-asset logistics business ("CFI") in August 2022, which had sales of $162.2 million in Q2 2022.

Operating income of $192.4 million compares to $391.0 million from the prior year period. The decrease in the operating income can be attributed to overall lower revenues and volumes associated with freight as well as the divestiture of CFI of $23.0 million, $60.6 million reduction in the gain on sale of real estate assets held for sale, $5.8 million of IT system and transition expenses in U.S. LTL, $5.3 million variance in the MTM of DSUs, and a $6.1 million unfavorable currency translation impact1 relative to the same prior year period.

Net income of $128.2 million compared to $276.8 million in the prior year period, and net income of $1.47 per diluted share compared to $3.00 in the prior year period. Adjusted net income, a non-IFRS measure, was $138.9 million, or $1.59 per diluted share, compared to $241.1 million, or $2.61 per diluted share, the prior year period. The net income was burdened by the items described in the operating income.

Total revenue declined for all segments relative to the prior year period with decreases of 15% for Package and Courier, 27% for Less-Than-Truckload, 32% for Truckload, which is due in part to a $153.5 million decrease from the divestiture of CFI, and 20% for Logistics. Operating income decreased by 26% for Package and Courier, 57% for Less-Than-Truckload, 48% for Truckload and 22% for Logistics in the second quarter in comparison to the prior-year. Truckload operating income in the prior year period included a $22.8 million contribution from CFI in the quarter. Less-Than-Truckload operating income, more specifically U.S. LTL, included $53.7 million more of gains on sale of land and buildings and assets held for sale in the prior year period.

SIX-MONTH RESULTS

Total revenue of $3.64 billion compared to $4.61 billion in the prior year period and revenue before fuel surcharge of $3.11 billion compared to $3.88 billion in the prior year period. The decline is primarily due to a reduction in volumes driven by weaker end market demand, and the sale of CFI in August 2022, which had sales of $307.6 million for the six-month period in 2022.

Operating income of $358.8 million compares to $610.7 million from the prior year period. The decrease in the operating income can be attributed to overall lower revenues and volumes associated with freight as well as the divestiture of CFI of $40.5 million, a $54.3 million reduction in the gain on sale of assets held for sale, $13.7 million of IT system and transition expenses in U.S. LTL, $12.4 million variance in the MTM of DSUs, and a $13.7 million unfavorable currency translation impact1 relative to the same prior year period.

Net income of $240.2 million compared to $424.5 million in the prior year period, and net income of $2.74 per diluted share was compared to $4.56 in the prior year period. Adjusted net income, a non-IFRS measure, was $255.4 million, or $2.92 per diluted share, compared to $398.7 million, or $4.28 per diluted share, the prior year period. The net income was burdened by the items described in the operating income.

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Earnings Press Release

Total revenue declined for all segments relative to the prior year period with decreases of 10% for Package and Courier, 21% for Less-Than-Truckload, 25% for Truckload, which is due to a $291.2 million decrease from the divestiture of CFI, and 19% for Logistics. Operating income decreased by 13% for Package and Courier, 51% for Less-Than-Truckload, 31% for Truckload and 16% for Logistics as compared to the prior-year period. Truckload operating income in the prior year period included a $40.1 million contribution from CFI.

SEGMENTED RESULTS
(in million of U.S. dollars)	Three months ended June 30				Six months ended June 30
	2023		2022		2023		2022
	$		$		$		$
Revenue[1]
Package and Courier	115.6		125.1		228.1		249.7
Less-Than-Truckload	672.8		870.2		1,363.7		1,705.6
Truckload	410.7		556.9		824.8		1,072.8
Logistics	361.8		453.7		717.0		889.1
Eliminations	(11.4)		(16.4)		(23.8)		(33.8)
	1,549.5		1,989.5		3,109.9		3,883.3
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Package and Courier	27.1	23.4%	36.8	29.4%	54.4	23.9%	62.9	25.2%
Less-Than-Truckload	80.7	12.0%	187.3	21.5%	138.6	10.2%	282.1	16.5%
Truckload	66.2	16.1%	127.4	22.9%	136.7	16.6%	198.4	18.5%
Logistics	32.9	9.1%	42.4	9.3%	64.6	9.0%	77.3	8.7%
Corporate	(14.4)		(2.9)		(35.5)		(9.9)
	192.4	12.4%	391.0	19.7%	358.8	11.5%	610.7	15.7%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge.

CASH FLOW

Net cash flow from operating activities was $200.4 million during Q2 compared to $247.8 million the prior year. The decrease is attributable to a decrease in net income and is offset by a favorable non-cash working capital variance.

Net cash from investing activities remained relatively consistent with the same prior year period as a result of favorable variances from a $40.9 million reduction in the purchase of investments and a $81.2 million favorable variance from the proceeds on the sale of investments as the Company sold its level 1 investments, and a reduction of proceeds from the sale of property and equipment and assets held for sale of $114.2 million.

The Company returned $143.5 million to shareholders during the quarter, of which $30.6 million was through dividends and $112.8 million was through share repurchases.

On June 15, 2023, the Board of Directors of TFI International declared a quarterly dividend of $0.35 per outstanding common share paid on July 17, 2023, representing a 30% increase over the $0.27 quarterly dividend declared in Q2 2022. The annualized dividend represents 14.8% of the trailing twelve month free cash flow1.

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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Earnings Press Release

CONFERENCE CALL

TFI International will host a conference call on Tuesday, August 1, 2023 at 8:30 a.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 1-877-704-4453 or 1-201-389-0920. A recording of the call will be available until 11:59 p.m Eastern Time, Tuesday, August 15, 2023 by dialing 1-844-512-2921 or 1-412-317-6671 and entering passcode 13739002.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier;
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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2023 Q2 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

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Earnings Press Release

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the international Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars)	2023	2022	2023	2022
Net income	128.2	276.8	240.2	424.5
Net finance costs	18.7	21.5	35.9	41.7
Income tax expense	45.5	92.6	82.8	144.5
Depreciation of property and equipment	62.3	66.4	121.4	130.8
Depreciation of right-of-use assets	32.0	31.3	63.4	62.8
Amortization of intangible assets	13.9	14.1	27.4	28.4
Gain on sale of assets held for sale	(0.3)	(60.9)	(6.6)	(60.9)
Adjusted EBITDA	300.3	441.9	564.5	771.9
Note: due to rounding, totals may differ slightly from the sum.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, bargain purchase gain, gain or loss on sale of land and buildings and assets held for sale, gain on sale of business and directly attributable expenses due to the disposal of the business. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars, except per share data)	2023	2022	2023	2022
Net income	128.2	276.8	240.2	424.5
Amortization of intangible assets related to business acquisitions	14.8	13.0	27.4	26.1
Net change in fair value and accretion expense of contingent considerations	0.4	0.1	0.4	0.0
Net foreign exchange loss (gain)	(0.4)	(0.1)	(0.8)	0.2
Gain on sale of land and buildings and assets held for sale	(0.3)	(60.9)	(6.5)	(60.9)
Tax impact of adjustments	(3.7)	12.2	(5.3)	8.8
Adjusted net income	138.9	241.1	255.4	398.7
Adjusted earnings per share - basic	1.61	2.66	2.96	4.37
Adjusted earnings per share - diluted	1.59	2.61	2.92	4.28
Note: due to rounding, totals may differ slightly from the sum.

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Earnings Press Release

Free cash flow:

Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements.

Free cash flow	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars)	2023	2022	2023	2022
Net cash from operating activities	200.4	247.8	432.5	385.5
Additions to property and equipment	(84.2)	(74.2)	(160.4)	(164.1)
Proceeds from sale of property and equipment	19.5	44.1	44.2	88.0
Proceeds from sale of assets held for sale	2.4	91.9	17.5	91.9
Free cash flow	138.1	309.6	333.8	401.4

Note to readers: Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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